FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ………☒………. Form 40-F ………☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ………☐………. No ………☒……….

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

One of NBG’s key strategic pillars is to become a major regional banking force, with a focus on the broader region of Eastern Europe and the Mediterranean. In this context, NBG would like to inform investors that it has signed a confidentiality agreement, having expressed a non-binding interest, and is exploring the potential for investing in two banks in Ukraine. The overall evaluation process for the potential investments is still ongoing. In case of any further significant developments, NBG will immediately make relevant announcements for the reliable and impartial information of the investor community.

Athens, 12 January, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)
Date : 12th January, 2007
Chairman - Chief Executive Officer